SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29665; 812-13772]

PennantPark Investment Corporation, et al.; Notice of Application

May 6, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the

Act.

Applicants: PennantPark Investment Corporation (the "Company"), PennantPark SBIC

GP, LLC (the "General Partner"), PennantPark SBIC LP ("PennantPark SBIC") and

PennantPark Investment Advisers, LLC (the "Investment Adviser")

Summary of the Application: The Company requests an order to permit it to adhere to a

modified asset coverage requirement.

Filing Dates: The application was filed on May 12, 2010 and amended on September 7,

2010, February 18, 2011, and May 2, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on May 31, 2011 and should be accompanied by proof of service on the Applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests

should state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 590 Madison Avenue, 15th Floor, New York, New York 10022.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Dalia Osman Blass, Branch Chief, at (202) 551-6874 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Maryland corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC") under the Act.[1] The Company's investment objectives are to generate both current income and capital appreciation in the form of mezzanine debt, senior secured loans and equity investments through debt and equity investments primarily in U.S. middle market private companies. The Investment Adviser, a Delaware limited liability company, is the external investment adviser to the Company. The Investment Adviser is registered under the Investment Advisers Act of 1940.

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2.   PennantPark SBIC, a Delaware limited liability company, is a small

business investment company ("SBIC") licensed by the Small Business Administration

("SBA") to operate under the Small Investment Act of 1958 ("SBIA"). PennantPark

SBIC is excluded from the definition of investment company by section 3(c)(7) of the

Act. The Company directly owns 99% of PennantPark SBIC in the form of limited

partnership interests. The General Partner, which is a wholly-owned subsidiary of the

Company, owns 1% of PennantPark SBIC in the form of a general partnership interest.

The Company is the sole member of the General Partner.

Applicants' Legal Analysis:

1.   The Company requests an exemption pursuant to section 6(c) of the Act

from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a

modified asset coverage requirement with respect to any direct or indirect wholly owned

subsidiary of the Company that is licensed by the SBA to operate under the SBIA as a

SBIC and relies on Section 3(c)(7) for an exemption from the definition of "investment

company" under the 1940 Act (each, a "SBIC Subsidiary").[2] Applicants state that

companies operating under the SBIA, such as the SBIC Subsidiary, will be subject to the

SBA's substantial regulation of permissible leverage in its capital structure.

2.   Section 18(a) of the Act prohibits a registered closed-end investment

company from issuing any class of senior security or selling any such security of which it

is the issuer unless the company complies with the asset coverage requirements set forth

in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with

certain modifications. Section 18(k) exempts an investment company operating as an

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[2]   All existing entities that currently intend to rely on the order are named as applicants. Any other
existing or future entity that may rely on the order in the future will comply with the terms and condition of
the order.

SBIC from the asset coverage requirements for senior securities representing

indebtedness that are contained in section 18(a)(1)(A) and (B).

3.   Applicants state that the Company may be required to comply with the

asset coverage requirements of section 18(a) (as modified by section 61(a)) on a

consolidated basis because the Company may be deemed to be an indirect issuer of any

class of senior security issued by PennantPark SBIC or another SBIC Subsidiary.

Applicants state that applying section 18(a) (as modified by section 61(a)) on a

consolidated basis generally would require that the Company treat as its own all assets

and any liabilities held directly either by itself, by PennantPark SBIC, or by another SBIC

Subsidiary. Accordingly, the Company requests an order under section 6(c) of the Act

exempting the Company from the provisions of section 18(a) (as modified by section

61(a)), such that senior securities issued by each SBIC Subsidiary that would be excluded

from the SBIC Subsidiary's asset coverage ratio by section 18(k) if it were itself a BDC

would also be excluded from the Company's consolidated asset coverage ratio.

4.   Section 6(c) of the Act, in relevant part, permits the Commission to

exempt any transaction or class of transactions from any provision of the Act if and to the

extent that such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy

and provisions of the Act. Applicants state that the requested relief satisfies the section

6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to

rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit

of that exemption to the Company.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

The Company shall not issue or sell any senior security, and the Company shall not cause or permit PennantPark SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, PennantPark SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that, immediately after the issuance or sale by any of the Company, PennantPark SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by section 18(a) of the Act (as modified by section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by section 18(a) of the Act (as modified by section 61(a)), any senior securities representing indebtedness of PennantPark SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary